P.E.
9/1/02

02052473

1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

RECD S.E.C.
SEP 6 - 2002
1086

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of September 2002

China Unicom Limited

(Translation of registrant's name into English)

10-12/F Office Tower 1
Henderson Center
18 Jian Guo Men Nei Avenue
Beijing, China
(Address of principal executive offices)

PROCESSED
SEP 09 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.)

HONGKONG: 38122.35

EXHIBITS

FORWARD-LOOKING STATEMENTS

The announcement and the press release, dated as of September 5, 2002, of the Company, constituting Exhibits 1.1 and 1.2 to this Form 6-K, contain forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements include, without limitation, the Company's strategy and future plan and targets, its capital expenditure plan, its future business condition and financial results, its dividend plan and policy, its abilities to expand network capacity and increase network efficiency, ability to develop new technology applications and offer new services, the advantage of code division multiple access, or CDMA, technology and its ability to realize such advantages and successfully execute our CDMA-related strategy, its ability to leverage its position as an integrated telecommunications operator and expand into new business and new markets, future growth of market demand for its services, and future regulatory and other developments in the Chinese telecommunications industry.

Such forward-looking statements reflect the Company's current views with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities in China, the effects of competition on the demand and price of the Company's telecommunications services, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. In addition, the Company's future network expansion and other capital expenditure and development plans are dependent on numerous factors, including the availability of adequate financing on acceptable terms, the adequacy of currently available spectrum or availability of additional spectrum and the adequate and timely supply of equipment when required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: September 6, 2002

By: ______________________
Tan Xinghui
Executive Director and Vice President

Exhibit 1.1

中国联通
CHINA UNICOM

CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

2002 INTERIM RESULTS ANNOUNCEMENT

Highlights:

- Total revenue reached RMB17.99 billion, up 32.1% compared with the corresponding period last year
- Number of cellular subscribers increased to 34.069 million subscribers, an additional of 7.036 million subscribers compared with the end of 2001
- Revenue of cellular business reached RMB 13.77 billion, up 45.7% compared with the corresponding period last year
- EBITDA reached RMB8.78 billion, up 35.0% compared with the corresponding period last year
- EBITDA margin was 48.8%
- Operating profit reached RMB3.44 billion, up 30.6% compared with the corresponding period last year
- Net profit reached RMB2.25 billion, up 2.7% compared with the corresponding period last year
- Earnings per share increased from RMB0.175 in the corresponding period last year to RMB0.179

CHAIRMAN'S STATEMENT

I am pleased to report the operating and financial results of China Unicom Limited (referred to as the "Company") and its subsidiaries (together referred to as the "Group") for the first six months of 2002.

1. **Financial Overview**

The Group is pleased with its financial performance in the first half of 2002. Total revenue for the period was RMB 17.99 billion, up 32.1 % from the same period last year. Total service revenue, excluding sales revenue from telecommunications products, was RMB 16.95 billion, an increase of 31.1 % as compared with the same period last year. Revenue from the cellular business reached RMB 13.77 billion, an increase of 45.7 % over the same period last year while revenue share in the total revenue increased to 76.5% compared with 69.4% for the same period last year. With regard to the total cellular business revenue generated, revenue from GSM cellular service amounted to

RMB 13.32 billion, an increase of 40.9% over the same period last year. Revenue from CDMA cellular service totaled RMB 454 million. Revenue from long distance, data and Internet businesses reached RMB 2.42 billion, up 77.4% compared with the same period last year and its revenue share in the total revenue increased from 10% to 13.5%. Revenue from paging business declined 35.8% to RMB 1.8 billion, while revenue share in the total revenue fell from 20.6% to 10% when viewed against the same period last year.

In the first six months of 2002, the Group's EBITDA reached RMB 8.78 billion, up 35.0% over the same period last year and EBITDA margin rose from 47.8 % to 48.8%. Operating profit reached RMB 3.44 billion, up 30.6% over the same period last year. Within this, operating profit from GSM cellular service was RMB 3.42 billion, an increase of 53.9% from the same period last year. Operating profit from the long distance, data and Internet businesses was RMB 937 million, up 162.8% from the same period last year. Paging business recorded an operating loss of RMB 261 million and CDMA cellular service an operating loss of RMB 603 million. Net profit rose to RMB 2.25 billion from RMB 2.19 billion, an increase of 2.7% compared with the same period last year. The growth of net profit lagged behind that of the operating profit was due largely to decline of interest rate on deposit. In addition, part of the money raised from the initial public offering (IPO) has been used as capital expenditure. Earnings per share increased from RMB 0.175 in the same period last year to RMB 0.179.

In the first six months of 2002, the Group's capital expenditure was RMB 8.97 billion, a decrease of 37.1% compared with the same period last year. The Group has continued to maintain a solid and healthy balance sheet. Total assets reached RMB 113.34 billion and debt to capital ratio was 31.5 %.

2. Business Development

2.1 *Rapid cellular business growth maintained as market share continues to rise*

During the first six months of 2002, robust growth of the Group's cellular subscribers continued. As of 30 June 2002, the Group had a total of 34.069 million GSM and CDMA cellular subscribers, adding 7.036 million new cellular subscribers to its total of 27.033 million cellular subscribers at the end of 2001. The Group's market share in its service areas increased from 28.5% at the end of 2001 to 30.0% and the market share in terms of net subscriber additions increased to 37.6 %.

GSM cellular subscribers continued to maintain a high growth trend. In the first six months of 2002, the Group had a net addition of 6.10 million GSM cellular subscribers, of which, post-paid subscribers recorded a net addition of 1.03 million and pre-paid subscribers had a net addition of 5.07 million. As of 30 June 2002, the Group had a total of 33.133 million GSM cellular subscribers, of which, post-paid subscribers reached 17.519 million with share of post-paid subscribers decreased from 61.0 % at the end of 2001 to 52.9 %, while pre-paid subscribers reached 15.614 million, with the share of pre-paid subscribers rose from 39.0% at the end of 2001 to 47.1 %. Total usage volume of GSM cellular business in the first six months of 2002 was 28.33 billion minutes, up

79.0 % compared with the same period last year. The usage volume of SMS reached 2.3 billion messages, more than nine times that of the same period last year. The Group has launched international roaming service on GSM business with 100 operators in 62 countries and regions.

In the first six months of 2002, the average minutes of usage per user per month (MOU) for GSM subscribers was 156.7 minutes, a decline of 4.5 minutes from 161.2 minutes in 2001. The MOU of post-paid subscribers reached 212.0 minutes while the MOU of pre-paid subscribers was 85.3 minutes. The average revenue per user per month (ARPU) for GSM subscribers was RMB 71.6, a decline of RMB 14.7 from RMB 86.3 in 2001. ARPU for GSM post-paid subscribers was RMB 83.8 while GSM pre-paid subscribers was RMB 55.8. The average revenue per minute (ARPM) for GSM subscriber was RMB 0.46, a drop of RMB 0.08 from RMB 0.54 in 2001. The ARPM for post-paid subscriber was RMB 0.40 with pre-paid subscriber being RMB 0.65.

As of 30 June 2002, the Group had 936,000 CDMA subscribers. 380,000 of them came from the original Great Wall network while 556,000 were new additions. In the first six months of 2002, the total MOU of CDMA subscribers was 710 million minutes. The Group has launched its CDMA roaming service with Hutchison Telecom of Hong Kong, SK Telecom of South Korea and KDDI of Japan.

In the first six months of 2002, the MOU for CDMA subscribers was 214.0 minutes. Of this, the MOU of subscribers from the original Great Wall network was 205.7 minutes with newly developed subscribers accounting for 227.2 minutes. The ARPU for CDMA subscribers was RMB 106.5. ARPU of the CDMA subscribers from the original Great Wall network was RMB 75.5 with newly developed subscribers being RMB 155.8. The ARPM for CDMA subscribers was RMB 0.50, with the ARPM for CDMA subscribers from the original Great Wall network being RMB 0.37 and newly developed subscriber RMB 0.69.

2.2 ***Rapid international and domestic long distance business development continues***

The international and domestic long distance telephony business continued to grow rapidly. In the first six months of 2002, total minutes of outgoing international and domestic long distance calls reached 5.71 billion minutes, up 142.1 % from the same period last year. Market share increased from 7.7% at the end of 2001 to 10.7%. Total minutes of incoming international long distance calls reached 630 million minutes, up 20.6% from the same period last year.

The Group's PSTN long distance telephony business has sustained its robust growth. As of 30 June 2002, PSTN long distance business has a coverage of 321 regions and cities, representing 95% of the regions and cities nationwide. Total number of registered subscribers reached 8.119 million. In the first six months of 2002, total minutes of PSTN outgoing long distance calls totaled 2.91 billion minutes and the total minutes of incoming international calls reached 570 million minutes.

The voice usage of the Group's IP telephony business continued to increase significantly. As of 30 June 2002, IP business covered all of the 337 regions and cities nationwide and enabled international roaming in 50 countries and regions. In the first six months of 2002, total minutes of IP telephony outgoing calls reached 2.8 billion minutes and the total minutes of incoming international calls was 60 million minutes.

2.3 *Continued growth in data and Internet business*

The Group has made great efforts to develop new businesses on its unified data platform with a view to expand in the area of data business. As at 30 June 2002, the number of SDH circuits leased reached 3,883 x 2Mbps, an increase of 5.3 times over the same period last year. The number of leased asynchronous transfer mode (ATM) and frame relay (FR) circuits reached 1,088 x 2Mbps, an increase of 77.8 % over the same period last year. In May 2002, the Group began to provide videoconference service, video telephony service and "Hui Wu Tong" conference call service over IP protocol to its subscribers.

The Group also provides Internet access and other Internet applications services. As of 30 June 2002, the Group has Internet services in 299 regions and cities, incoming international roaming Internet services in 150 countries and regions, and outgoing international roaming Internet services in 103 countries and regions. As of 30 June 2002, the number of Internet subscribers increased from 3.544 million in 2001 to 4.433 million, up 25.1%. The dedicated Internet access business has developed rapidly with subscribers numbering over 10,000. The VPDN business has also seen rapid growth.

2.4 *Continued decline in traditional paging business*

As of 30 June 2002, the number of paging subscribers for the Group was 23.681 million, decreased by 9.226 million subscribers from 32.907 million at the end of 2001, a drop of 28.0%. The Group has, however, maintained its market leader position. Out of the total subscriber number, 283,000 were information pager users. In the first six months of 2002, the ARPU for paging user was RMB 7.2, a fall of RMB 2.2 compared with RMB 9.4 in 2001.

2.5 *Capabilities of network infrastructure strengthened*

The Group has constructed a high-speed and reliable long distance backbone transmission network and has formed a nationwide transmission network system with high capacity which has become the base for the Group's various business development. As of 30 June 2002, the optical fibre transmission network reached 319 regions and cities with total length expanding to 410,000 km, of which, our long distance optical fibre backbone transmission network accounted for 96,000 km.

2.6 *Increased sales and marketing effort*

Guided by the "market-oriented, customer-focused" operation philosophy, the Group has established a highly efficient sales and marketing and customer service system that is adapted to market changes. Through more than 3,000 self-owned service centers and 15,000 retail outlets nationwide, as well as the direct sales team of nearly 100,000 people, we provide the customers of different segmented markets with differentiated telecommunications service. As we continue to strengthen our sales and marketing efforts, we have developed a number of well-known service brands including "Unicom 130", "Unicom New Horizon", "Easycom", "Unicom 193", "Unicom 165" and others. The Group also highly values customer services and is constantly improving the "1001" service hotline, service centers, corporate clients service team and one-on-one personalized service. Through the launch of a series of events such as "servicing excellence, customer satisfaction" campaign, the establishment of regular client visit mechanism and Unicom Subscribers Club, as well as other activities, we have successfully upgraded customer service standards and established the image of China Unicom as a premier integrated telecommunications operator.

3. **Business Outlook**

The rapid growth of the Chinese economy and the increasing of income per capita of Chinese nationals offer huge market potential for the Group's business development. Since our IPO in June 2000, the Group's operation and financial performance has gained substantial growth, whilst its financial foundation and structure has become more solid. For the second half of this year, we foresee the Group's GSM cellular, long distance telephone, data and Internet businesses continuing to enjoy strong growth with earnings rising steadily. As the new additions of CDMA subscribers has seen a strong growth in recent months, it is expected that the number of CDMA subscribers in the second half of the year will grow more rapidly than in the first half of the year with obvious improvement in profitability. The Board of Directors believes that the financial results for this year will be better than last year, thus generating higher return for the investors.

With regard to cellular business, and in order to maintain a balanced development between GSM network and CDMA network, different kinds of market positioning and segmentation in network functionalities have been adopted to provide wider choices for subscribers. GSM service is mainly targeted at the mass market with efforts being made to capture subscribers of high usage and APRU whereby actively increasing the market share. CDMA service continues to focus on providing differentiated services to corporate users, individual business users and young and fashion users. Efforts will also be made to tap on the mass market.

Being a mature and stable business, GSM service will remain the principal source of the Group's operating revenue and profit. We will enhance the indoor coverage of our GSM network, expand the intelligent network, strengthen network optimization, maintenance and management. Improved billings and the construction of customer service system will also be addressed. This will ensure that the rapid growth of our GSM business can be maintained in the second half of this year, with market share being further expanded to greater generate a steady stream of cash flow and a high profit growth for the Group.

Launching our CDMA business was a strategic decision to establish a leading position in the market. Our CDMA network will be upgraded to CDMA 1X by the end of this year and network capacity will be suitably increased with enhanced coverage. Emphasis will also be placed on the optimization of the network and the enhancement of the network's operating quality. In order to fully leverage on the advantage offered by CDMA 1X technology in providing a variety of mobile data services at medium-to-high speed, the

Group will expedite the research and development of new CDMA services, introduce a variety of international collaboration in the form of proven data service applications, strengthen the coordination of every segment of the industry value chain and develop new profit growth drivers for cellular communications. This will lay a solid foundation for the major development of the CDMA business in the year to come. During the second half of the year, the Group intends to further normalize market behavior, increase its efforts in marketing and sales and focus on devising marketing plan to exploit the huge potential groups including the young and fashion segment. In addition to building up a dominant brand name and further enhancing direct sales by way of wholesale contract targeting the public, the Group will continuously improve its network quality, enhance service standard, actively launch value-added services and further control the operating costs effectively. Furthermore, our parent company will further decrease the CDMA network construction cost causing the Group's leasing fee per user to decline further. The Board of Directors believes that the CDMA business will see a rapid and healthy growth trend.

With regard to the long distance telephone business, data business and Internet business, the Group will place emphasis on the return of the capital investment and the complementary strengths of the various businesses. In the midst of the rapid development of the various kinds of businesses, the Group will strive to further improve operating results and further increase its return on investment. With long distance telephone and data businesses, we will aim at marketing and sales efforts for target subscribers by means of market segmentation. By providing integrated services and innovative solutions to corporate users, and registration service and telephone card service to mass users, the Group will be able to further enlarge market share. The Internet business, through providing differentiated services, it will be able to expand its market share further in the 165 card and dedicated lines subscribers areas, and by expediently launching the IP-VPN, IDC and 165 roaming businesses, the Group will be able to leverage on the strength of integrated corporate resources by aiming at the development of its value-added Internet service.

With regard to our paging business, active measures will be adopted to stabilize and develop traditional pager users, particularly through providing unique personalized service to stabilize and develop corporate users and industry users. We will, at the same time, strengthen our efforts in developing wireless information service, value-added service and call center service to increase the revenue proportion of new businesses. We will have stringent control of capital expenditure on paging business through further adjusting our network system and streamlining the workforce of the paging business to effectively control losses in the second half of the year.

China United Telecommunications Corporation ("Unicom Group"), our parent company, is planning to issue A shares in mainland China to raise funds for part of our CDMA network construction, while further enhancing the image of China Unicom through the A share market. Furthermore, the Company is planning to acquire the quality assets of the cellular business in nine Chinese provinces and municipality, currently under the operation of our parent company, according to its strategy of "overall listing and step-by-step implementation". We believe that A shares issuance in China and the acquisitions by the Company of the above mentioned will be beneficial to the operation of the Company and will be in line with the interest of its shareholders. The Company will endeavor to improve the effectiveness of its investment and the return on equity in order to maximize shareholders' value. The Board of Directors expects that the Company will be in a position to pay final dividends for the year 2002.

Finally, on behalf of the Board of Directors, I would like to express my sincere thanks for the care and support from shareholders and the society at large. I would also like to extend my gratitude to both the management team and all the staff of the Company for their hard work and diligence.

Yang Xian Zu
Chairman and Chief Executive Officer

Hong Kong 5 September 2002

GROUP RESULTS

The Company is pleased to announce the unaudited condensed consolidated results of the Group for the six months ended 30th June 2002.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30TH JUNE 2002
(Expressed in thousands of Renminbi ("RMB"), except per share data)

	Note	Unaudited For the six months ended 30th June 2002	2001
Operating revenue (Turnover):			
GSM Business	4,12	12,938,301	9,023,049
CDMA Business	4,12	354,030	—
Long Distance, Data and Internet Business	4,12	2,424,086	1,366,329
Paging Business	4,12	1,231,021	2,535,254
Total service revenue		16,947,438	12,924,632
Sales of telecommunications products	4,12	1,043,406	694,294
		17,990,844	13,618,926
Operating expenses:			
Leased lines and network capacities	8(a)	(736,960)	(516,171)
Interconnection charges		(1,268,184)	(1,006,905)
Depreciation and amortisation		(5,347,998)	(3,878,314)
Personnel	7	(1,409,262)	(1,100,671)
Selling and marketing	8(b)	(2,089,966)	(1,506,998)
General, administrative and other expenses		(2,535,536)	(2,248,042)
Cost of telecommunications products sold		(1,167,509)	(731,616)
Total operating expenses		(14,555,415)	(10,988,717)
Operating profit		3,435,429	2,630,209
Interest income		266,658	1,289,206
Finance costs		(761,267)	(953,923)
Other income, net		42,158	65,905
Profit before taxation		2,982,978	3,031,397
Taxation	5	(728,659)	(850,590)
Profit after taxation		2,254,319	2,180,807
Minority interests		(2,789)	11,413
Profit attributable to shareholders		2,251,530	2,192,220
Earnings per share			
Basic	6(a)	RMB0.179	RMB0.175
Fully diluted	6(b)	RMB0.179	RMB0.175

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 30TH JUNE 2002 AND 31ST DECEMBER 2001
(Expressed in thousands of RMB)

	Note	Unaudited 30th June 2002	Audited 31st December 2001
Non-current assets:			
Property, plant and equipment, net		79,699,444	75,748,435
Goodwill		19,785	43,287
Deferred expenditures	8(b)	1,500,597	1,015,438
Deferred tax assets		863,398	1,012,216
Investment securities		121,547	123,500
Investment in associated companies		2,363	4,146
Total non-current assets		82,207,134	77,947,022
Current assets:			
Current portion of deferred tax assets		326,710	569,192
Amounts due from related parties		947,207	1,430,818
Amounts due from domestic carriers		145,922	199,460
Prepayments and other current assets		1,422,340	969,561
Inventories		1,028,353	751,991
Accounts receivable, net	9	2,959,724	2,498,063
Trading securities		213,798	203,832
Short-term bank deposits		8,337,761	24,921,943
Cash and cash equivalents		15,755,472	18,413,010
Total current assets		31,137,287	49,957,870
Current liabilities:			
Dividend payable		37,055	29,847
Payables and accrued liabilities	10	14,297,734	15,329,436
Amounts due to Unicom Group		381,567	947,934
Amounts due to related parties		523,874	135,724
Amounts due to domestic carriers		800,659	742,366
Current portion of obligations under finance leases		8,151	8,151
Current portion of long-term bank loans		1,291,408	843,603
Taxes payable		684,689	1,025,269
Advances from customers		3,123,936	2,765,541
Short-term bank loans		4,975,521	7,089,000
Total current liabilities		26,124,594	28,916,871
Net current assets		5,012,693	21,040,999
Total assets less current liabilities		87,219,827	98,988,021

	Note	Unaudited 30th June 2002	Audited 31st December 2001
Financed by:			
Share capital		1,331,371	1,331,371
Share premium		52,482,127	52,482,127
Reserves		826,286	826,286
Retained profits		9,292,909	7,041,379
Shareholders' equity		63,932,693	61,681,163
Minority interests		717,589	829,405
Non-current liabilities:			
Long-term bank loans		22,431,091	36,336,768
Obligations under finance leases		96,681	100,757
Other long-term liabilities		41,773	39,928
Total non-current liabilities		22,569,545	36,477,453
		87,219,827	98,988,021

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 30TH JUNE 2002
(Expressed in thousands of RMB)

	Unaudited For the six months ended 30th June 2002	2001 *(Note 11)*
Net cash inflow from operating activities	6,754,904	6,406,326
Net cash inflow from (used in) investing activities	6,498,709	(21,226,747)
Net cash (used in) inflow from financing activities	(15,911,151)	6,830,585
Decrease in cash and cash equivalents	(2,657,538)	(7,989,836)
Cash and cash equivalents at 1st January	18,413,010	44,716,685
Cash and cash equivalents at 30th June	15,755,472	36,726,849

Analysis of the balances of cash and cash equivalents

	2002	2001
Cash balance	5,515	18,863
Bank balance	15,749,957	36,707,986
	15,755,472	36,726,849

NOTES TO THE CONDENSED ACCOUNTS
(Expressed in thousands of RMB)

(1) Basis of presentation

The condensed interim financial report reflects the unaudited consolidated financial position of the Group as at 30th June 2002 and the unaudited consolidated results of operations and cash flows of the Group for the six months ended 30th June 2002.

The accompanying unaudited condensed interim financial report is prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25, Interim Financial Reporting, issued by the Hong Kong Society of Accountants.

(2) Principal activities

The Group is principally engaged in the provision of telecommunications services, including GSM, CDMA, paging, long distance, data and Internet services in the People's Republic of China ("PRC").

(3) Principal accounting policies

The principal accounting policies used in the preparation of this unaudited condensed interim report are consistent with those used in the annual report for the year ended 31st December 2001 except that the Group has changed certain of its accounting policies following its adoption of the following SSAPs issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1st January 2002:

- SSAP 1 (revised): Presentation of financial statements
- SSAP 11 (revised): Foreign currency translation
- SSAP 15 (revised): Cash flow statements
- SSAP 25 (revised): Interim financial reporting
- SSAP 33: Discontinuing operations
- SSAP 34: Employee benefits

The impact of the adoption of the new standards on the Group's unaudited condensed consolidated operating results and financial position is not significant and, accordingly, no prior period adjustment has been required.

(4) Operating revenue

Operating revenue is primarily comprised of usage fees, monthly fees, connection fees, interconnection revenue, leased line rental income and sales of telecommunications products earned by the Group from GSM, CDMA, paging, long distance, data and Internet services. Tariffs for these services are subject to regulations by various government authorities, including the State Development Planning Commission, the Ministry of Information Industry and the relevant provincial price regulatory authorities.

Operating revenue is net of business tax and government surcharges.

(5) **Taxation**

There is no Hong Kong profits tax liability for the six months ended 30th June 2002 as the Group does not have any assessable income sourced from Hong Kong. The PRC operations are subject to the standard PRC income tax rate of 33% for the six months ended 30th June 2002 (2001: 33%), except for certain provincial entities which are subject to local preferential income tax rates.

The amount of taxation charged to the condensed consolidated income statement represents:

	Unaudited For the six months ended 30th June	
	2002	2001
	RMB '000	*RMB '000*
PRC enterprise income tax	337,395	998,547
Deferred taxation	391,264	(147,957)
	728,659	850,590

(6) **Earnings per share**

(a) *Basic earnings per share*

Basic earnings per share for the six months ended 30th June 2001 was computed by dividing the profit attributable to shareholders of RMB2,192,220,000 by the weighted average number of 12,552,996,070 shares in issue during the period.

Basic earnings per share for the six months ended 30th June 2002 was computed by dividing the profit attributable to shareholders of RMB2,251,530,000 by the weighted average number of 12,552,996,070 shares in issue during the period.

(b) *Fully diluted earnings per share*

For the six months ended 30th June 2002 and 2001, all potential dilutive shares arose from share options granted under (i) the Pre-Global Offering Share Option Scheme in 2000 and (ii) the Share Option Scheme in 2001. There was no dilution of profit attributable to shareholders per share after taking into account the dilutive effect of the share options. For the six months ended 30th June 2002, anti-dilutive shares arising from the share options of approximately 33,841,000 shares (2001: 27,135,000 shares) were not included in the calculation of fully diluted earnings per share.

(7) **Housing reform**

In 2001, the Group finalised its monetary housing benefit scheme as a special employee incentive scheme for all qualified employees.

For the six months ended 30th June 2002, only certain provinces were anticipated to meet the criteria for the 2002 distribution of such monetary housing benefits. The provision for special monetary housing benefits for qualified employees of these provinces for the six months ended 30th June 2002 amounted to approximately RMB 170 million.

(8) **Commencement of CDMA business**

(a) *Leasing of CDMA network capacity*

On 22nd November 2001, China Unicom Corporation Limited (a subsidiary of the Company, hereafter referred as "China Unicom") entered into a conditional CDMA capacity lease agreement (the "CDMA

Lease Agreement") with Unicom Group and Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon", a subsidiary of Unicom Group). Pursuant to the CDMA Lease Agreement, Unicom New Horizon agreed to lease the capacity of CDMA network to China Unicom covering the 9 provinces of Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei and the 3 municipalities of Beijing, Shanghai and Tianjin.

Major terms of the CDMA Lease Agreement include the following:

- China Unicom has the exclusive right to lease and operate the CDMA network capacity in the aforementioned provinces/municipals from Unicom New Horizon;
- The term of the CDMA Lease Agreement is for an initial period of one year (the "Initial Lease Term"), renewable for further one year terms at the option of China Unicom;
- The lease fee per unit of capacity is determined at the outset of the CDMA Leasing Agreement; and
- China Unicom has the option to add or reduce the capacity leased by giving specified period of advance notice and has the option to purchase the network assets. There is no minimum requirement on the network capacity to be leased beyond the Initial Lease Term.

Commencement of the CDMA Lease Agreement was conditional upon, among others, the testing and initial acceptance and delivery of phase I of CDMA network, the receipt of all necessary government approvals and the passing of resolutions by the independent shareholders of the Company approving the CDMA Lease Agreement and the related connected transactions. Upon the fulfillment of all the conditions precedent to the commencement of the CDMA Lease Agreement, the Initial Lease Term commenced in January 2002. The lease arrangement has been accounted for as an operating lease of the network assets.

(b) *CDMA mobile handset costs*

As part of the arrangement with certain CDMA contractual subscribers under special promotion packages, certain CDMA mobile phone handsets were provided to subscribers for their use at no additional cost during the specified contract periods. The costs of such handsets are treated as deferred customer acquisition costs, and to the extent recoverable, deferred costs are amortised over the contractual period not exceeding 2 years to match with the prepaid revenue stream expected to be recognised over the same contractual period. For the six months ended 30th June 2002, amortisation of this deferred customer acquisition cost amounted to approximately RMB66 million. As at 30th June 2002, the carrying amount of unamortised deferred expenditures amounted to approximately RMB 481 million.

(9) Accounts receivable, net

	Unaudited 30th June 2002 *RMB '000*	**Audited 31st December 2001** *RMB '000*
Accounts receivable	4,488,435	3,504,000
Less: Provision for doubtful debts	(1,528,711)	(1,005,937)
	2,959,724	2,498,063

The aging analysis of accounts receivable was as follows:

	Unaudited 30th June 2002 *RMB '000*	Audited 31st December 2001 *RMB '000*
Less than 6 months	3,315,906	2,939,485
6 months to 1 year	652,254	314,028
Above 1 year	520,275	250,487
	4,488,435	3,504,000

The normal credit period granted by the Group is on average 30 days from the date of invoice.

(10) **Payables and accrued liabilities**

The aging analysis of payables and accrued liabilities was as follows:

	Unaudited 30th June 2002 *RMB '000*	Audited 31st December 2001 *RMB '000*
Within 1 year	12,307,563	13,916,953
Over 1 year	1,990,171	1,412,483
	14,297,734	15,329,436

(11) **Comparative figures**

Certain comparative figures have been adjusted as a result of changes in accounting disclosures for condensed consolidated cash flow statement in order to comply with SSAP 15 (revised) Cash flow statements.

(12) **Segment information**

The Group organises its business segments based on the various types of telecommunications services provided to customers in the PRC. The major business segments operated by the Group are classified as below:

- GSM Business — the provision of GSM telephone and related services;
- CDMA Business — the provision of CDMA telephone and related services (the operation commenced in January 2002);
- Long Distance, Data and Internet Business — the provision of domestic and international long distance telephony, data, Internet and other related services; and
- Paging Business — the provision of paging and related services.

The operating segments are managed separately because each operating unit represents a strategic business unit that provides various kinds of telecommunications services. All the operating segments of the Group have been aggregated into the above reportable segments since they are expected to exhibit similar future economic characteristics under central management at separate locations. Most of the assets, liabilities, revenue and expenses are clearly identifiable to business segments. Allocation of commonly incurred costs amongst different segments is not significant.

The Group's primary measure of segment results is based on segment profit (loss) before taxation.

	Unaudited For the six months ended 30th June 2002							2001					
	GSM Business	CDMA Business	Long Distance, Data and Internet Business	Paging Business	Unallocated amounts	Elimination	Total	GSM Business	Long Distance, Data and Internet Business	Paging Business	Unallocated amounts	Elimination	Total
	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000
Operating revenue (Turnover):													
Usage fee	9,766,465	243,819	1,478,974	—	—	—	11,489,258	6,592,595	825,352	—	—	—	7,417,947
Monthly fee	2,073,919	86,098	8,256	1,119,141	—	—	3,287,414	1,544,698	—	2,479,948	—	—	4,024,646
Connection fee	—	—	—	—	—	—	—	204,986	—	1,193	—	—	206,179
Interconnection revenue	715,797	18,200	438,420	—	—	—	1,172,417	552,093	408,913	—	—	—	961,006
Leased line rental	—	—	458,166	—	—	—	458,166	—	118,983	—	—	—	118,983
Other revenue	382,120	5,913	40,270	111,880	—	—	540,183	128,677	13,081	54,113	—	—	195,871
Total services revenue	12,938,301	354,030	2,424,086	1,231,021	—	—	16,947,438	9,023,049	1,366,329	2,535,254	—	—	12,924,632
Sales of telecommunications products	376,241	99,912	—	567,253	—	—	1,043,406	427,086	—	267,208	—	—	694,294
Total operating revenue from external customers	13,314,542	453,942	2,424,086	1,798,274	—	—	17,990,844	9,450,135	1,366,329	2,802,462	—	—	13,618,926
Inter-segment revenue	—	—	704,920	400,582	—	(1,105,502)	—	—	437,295	61,309	—	(498,604)	—
	13,314,542	453,942	3,129,006	2,198,856	—	—	17,990,844	9,450,135	1,803,624	2,863,771	—	—	13,618,926
Operating expenses:													
Leased lines and network capacities	(174,425)	(384,086)	(100,447)	(78,004)	—	—	(736,960)	(295,539)	(239,019)	(193,453)	—	211,820	(516,191)
Interconnection charges	(1,625,489)	(32,049)	(364,554)	—	—	753,908	(1,268,184)	(883,634)	(348,217)	—	—	224,946	(1,006,905)
Depreciation and amortisation	(3,976,010)	(51,103)	(590,140)	(728,173)	(2,572)	—	(5,347,998)	(2,613,152)	(357,005)	(906,469)	(1,688)	—	(3,878,314)
Personnel	(720,478)	(97,799)	(288,821)	(288,575)	(13,589)	—	(1,409,262)	(497,849)	(102,792)	(490,790)	(9,240)	—	(1,100,671)
Selling and marketing	(1,228,698)	(212,711)	(528,641)	(119,916)	—	—	(2,089,966)	(1,098,315)	(203,817)	(265,975)	—	61,309	(1,506,798)
General, administrative and other expenses	(1,705,902)	(149,072)	(319,405)	(330,792)	(30,365)	—	(2,535,536)	(1,443,165)	(196,260)	(586,147)	(22,999)	529	(2,248,042)
Cost of telecommunications products sold	(468,128)	(129,858)	—	(914,713)	—	345,190	(1,167,509)	(399,639)	—	(331,977)	—	—	(731,616)
Total operating expenses	(9,899,128)	(1,056,678)	(2,192,008)	(2,460,173)	(46,526)	—	(14,555,415)	(7,231,493)	(1,447,110)	(2,774,791)	(33,927)	—	(10,988,717)
Operating profit (loss)	3,415,414	(602,736)	936,998	(261,317)	(46,526)	—	3,435,429	2,218,642	356,514	88,980	(33,927)	—	2,630,209
Interest income	25,884	2,939	6,631	11,902	219,302	—	266,658	13,512	861	11,198	1,263,635	—	1,289,206
Finance costs	(644,000)	(964)	(101,673)	(368)	(14,262)	—	(761,267)	(786,374)	(136,922)	(23,924)	(8,703)	—	(955,923)
Other (expenses) income, net	(1,545)	58	(605)	35,979	8,271	—	42,158	38,308	4,353	23,254	(10)	—	65,905
Segment profit (loss) before taxation	2,795,753	(600,703)	841,351	(213,804)	166,785	—	2,982,978	1,484,088	224,806	101,508	1,220,995	—	3,031,397
Taxation							(728,659)						(850,590)
Profit after taxation							2,254,319						2,180,807
Minority interests							(2,789)						11,413

	Unaudited For the six months ended 30th June												
	2002							2001					
	GSM Business	CDMA Business	Long Distance, Data and Internet Business	Paging Business	Unallocated amounts	Elimination	Total	GSM Business	Long Distance, Data and Internet Business	Paging Business	Unallocated amounts	Elimination	Total
	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000
Profit attributable to shareholders							2,251,530						2,192,220
Total segment assets	67,250,532	626,482	17,494,125	11,040,930	57,517,239	(40,654,887)	113,344,421	51,253,414	11,054,555	13,604,313	48,085,963	—	123,990,245
Total segment liabilities	39,179,738	1,028,238	5,450,860	2,995,039	40,264	—	48,694,139	50,783,003	8,504,310	4,429,818	7,454	—	63,724,585
Other information:													
Capital expenditures for segment assets(1)	3,449,960	—	3,924,343	139,039	1,459,223	—	8,972,565	11,185,598	1,661,304	450,741	971,350	—	14,268,993

(1) Capital expenditure classified under "unallocated amounts" represents capital expenditure on common facilities, which benefits all business segments.

MANAGEMENT DISCUSSION AND ANALYSIS

1. Operation targets

The operation targets of China Unicom for 2004 are set out as follows:

- Cellular business is to reach 35% market share;
- International and domestic telephony services is to achieve 20% of market share in terms of long distance telephone business volume (including PSTN telephony business and IP telephony business);
- Internet business is to achieve 20% of market share in the Internet market; and
- Paging business is to continue to maintain its leading position in the user market.

2. Investment and Re-financing Plan

The capital expenditure plan for the Group's various businesses for the current year and the next two years are set out below:

	(Expressed in billions of RMB)			
	2002	2003	2004	Total
Cellular communication (GSM)	7.9	4.6	3.6	16.1
Long distance telephony communication, data and Internet	8.5	7.4	7.1	23.0
Paging	0.4	0.2	0.2	0.8
Others	4.9	7.0	6.0	17.9
Total	21.7	19.2	16.9	57.8

The Group will modify the investment direction and investment scale according to factors such as developments in technology and market conditions in order to reduce investment risks. Actual capital expenditure may be significantly different from the figures in the table above. The Directors of the Company believe that adjustments to the capital expenditure plan will not have any material impact on the business development of the Company and its subsidiaries.

The funding of the Group's capital expenditure mainly comes from the Group's operating cash flows, but the Company and its subsidiaries may still need to finance a large amount of its capital expenditure through external funding this year and the next two years. The Group can select appropriate financing channels and methods according to the conditions of financial markets both inside and outside of PRC.

3. **Share Option Scheme**

On 1 June 2000, the Company adopted a share option scheme for the purpose of providing incentives and rewards to employees who have made contributions to the development of the Company. The terms of the share option scheme were amended on 13 May 2002 to comply with the requirements set out in the new chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules") which came into effect on 1 September 2001 and provide a more favourable scheme to attract and retain key personnel. Under the amended share option scheme:

(i) share options may be granted to employees including executive directors of the Group or any of the non-executive directors;

(ii) any grant of share options to a Connected Person of the Company (as defined in the Listing Rules) must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company who is the grantee of the options);

(iii) the maximum number of shares in respect of which options may be granted must not exceed 10% of the issued share capital of the Company as at 13 May 2002;

(iv) the option period commences on a day after the date on which an option is offered but not later than 10 years from the offer date;

(v) the subscription price shall not be less than the higher of:

(a) the nominal value of the shares;

(b) the closing price of the shares on the Stock Exchange of Hong Kong Limited ("Stock Exchange") as stated in the Stock Exchange's quotation sheets on the offer date in respect of the options; and

(c) the closing price of the shares on the Stock Exchange's quotation sheets for the five trading days immediately preceding the offer date.

4. **Pre-Global Offering Share Option Scheme**

In order to synchronise the administration of the options granted under the pre-global offering share option scheme in conjunction with the share option scheme, the pre-global offering share option scheme was also amended on 13 May 2002. The terms of the pre-global offering share option scheme are substantially the same as the share option scheme stated above except that:

(i) on 22 June 2000, 27,116,600 options have been granted under the scheme and such options, on their full exercise, represent 27,116,600 shares of the Company. No further options can be granted under the scheme;

(ii) the price of a share payable upon the exercise of an option shall be HK$15.42 (excluding the brokerage fee and Stock Exchange transaction levy); and

(iii) the period during which an option may be exercised commences two years from the date of grant of the options and will end no later than 10 years from 22 June 2002.

5. **Charge On Assets**

As at 30 June 2002, no property, plant and equipment was pledged to banks as loan security (31 December 2001: RMB 6.742 billion). All the bank loans secured by property, plant and equipment as at 31 December 2001 have been repaid during the current period.

According to paragraph 46 of Appendix 16 of the Listing Rules, save as disclosed herein, the Company confirms that the current Company's information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company's 2001 annual report.

INTERIM DIVIDEND

It is suggested by our Board of Directors that no interim dividend for the six months ended 30 June 2002 be declared.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

AUDIT COMMITTEE

The audit committee has reviewed with the management and the external auditors, PricewaterhouseCoopers, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the condensed interim financial report for the six months ended 30 June 2002.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2002 in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules, except that non-executive directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Company's Articles of Association.

INTERIM REPORT

Full details of all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website (www.hkex.com.hk) and the Company's website (www.chinaunicom.com.hk) in due course.

FORWARD-LOOKING STATEMENTS

The Company would also like to caution readers about the forward-looking nature of the above statements. These forward-looking statements are subject to risks and uncertainties, some of which are beyond our control. Potential risks and uncertainties include those concerning the continued growth of the telecommunications industry in China, the development of the regulatory environment and our ability to successfully execute our business strategy.

Please also refer to the published version of this announcement in South China Morning Post.

Exhibit 1.2

中國聯通股份有限公司
CHINA UNICOM LIMITED

Press Release

| ENGLISH | 繁體 | 简体 |

China Unicom Limited Announces 2002 Interim Results 2002-09-05

- Total revenue reached RMB 17.99 billion, up 32.1% from the same period last year

- Total cellular subscribers reached 34.069 million, adding 7.036 million new cellular subscribers compared with the end of 2001

- Revenue from the cellular business reached RMB 13.77, an increase of 45.7% over the same period last year

- EBITDA reached RMB 8.78 billion, up 35.0% over the same period last year

- EBITDA margin rose from 47.8% to 48.8%

- Operating profit reached RMB 3.44 billion, up 30.6% over the same period last year

- Net profit rose to RMB 2.25 billion, an increase of 2.7% compared with the same period last year

- Earnings per share increased from RMB 0.175 in the same period last year to RMB 0.179

Hong Kong, 5 September 2002 - China Unicom Limited (referred to as China Unicom or the Company and referred to as the Group together with its subsidiaries) (HKSE: 0762; NYSE: CHU) announced today its interim results for the six months ended 30 June 2002.

The Company is pleased with the Group's financial performance in the first half of 2002. Total revenue for the period was RMB 17.99 billion, up 32.1 % from the same period last year. Revenue from the cellular business reached RMB 13.77 billion, an increased of 45.7% over the same period last year. With regard to the total cellular business revenue generated, revenue from GSM cellular service amounted to RMB 13.32 billion, an increase of 40.9% over the same period last year. Revenue from CDMA cellular service totaled RMB 450 million. Revenue from long distance, data and Internet business reached RMB 2.42 billion, up 77.4 % compared with the same period last year. Revenue from paging business was RMB 1.8 billion.

In the first six months of 2002, the Group's EBITDA reached RMB 8.78 billion, up 35.0% over the same period last year and EBITDA margin rose from 47.8 % to 48.8%. Operating profit reached RMB 3.44 billion, up 30.6% over the same period last year. Net profit rose to RMB 2.25 billion from RMB 2.19 billion, an increase of 2.7% compared with the same period last year. The growth of net profit lagged behind that of the operating profit was due largely to decline of interest rate on deposit. In addition, part of the money raised from the initial public offering (IPO) has been used as capital expenditure. Earnings per share increased from RMB 0.175 in the same period last year to RMB 0.179.

In the first six months of 2002, the Group's capital expenditure was RMB 8.97 billion, a decrease of 37.1% compared with the same period last year. Total assets reached RMB 113.34 billion and debt to capital ratio was 31.5%.

Rapid cellular business growth maintained as market share continues to rise
As of 30 June 2002, the Group had a total of 34.069 million GSM and CDMA cellular subscribers, adding 7.036 million new cellular subscribers to its total of 27.033 million cellular subscribers at the end of 2001. The Group's market share in its service areas increased from 28.5% at the end of 2001 to 30.0% and the market share in terms of net subscriber additions increased to 37.6 %.

As of 30 June 2002, the Group had a total of 33.133 million GSM cellular subscribers, of which post-paid subscribers reached 17.519 million, while pre-paid subscribers reached 15.614 million. Total usage volume of GSM cellular business in the first six months of 2002 was 28.33 billion minutes, up 79.0% compared with the same period last year. The usage volume of SMS reached 2.3 billion messages, more than nine times that of the same period last year. In the first six months of 2002, the average minutes of usage per user per month (MOU) for GSM subscribers was 156.7 minutes and the average revenue per user per month (ARPU) for GSM subscribers was RMB 71.6.

As of 30 June 2002, the Group had 936,000 CDMA subscribers. In the first six months of 2002, the total MOU of CDMA subscriber was 710 million minutes. In the first six months of 2002, the MOU for CDMA subscribers was 214.0 minutes. The ARPU for CDMA subscribers was RMB 106.5. ARPU of the CDMA subscribers from the original Great Wall network was RMB 75.5 with newly developed subscribers being RMB 155.8.

Rapid international and domestic long distance business development continues
In the first six months of 2002, total minutes of outgoing international and domestic long distance calls reached 5.71 billion minutes, up 142.1% from the same period last year and market share was 10.7%. Total minutes of incoming international long distance calls reached 630 million minutes, up 20.6% from the same period last year.

Continued growth in data and Internet business
As of 30 June 2002, the number of Internet subscribers increased from 3.544 million at the end of 2001 to 4.433 million, up 25.1%. The Internet dedicated line business has developed rapidly with subscribers numbering over 10,000. The VPDN business has also seen rapid growth.

Continued decline in traditional paging business
As of 30 June 2002, the number of paging subscribers for the Group was 23.681 million, decreased by 9.226 million compared with at the end of 2001. In the first six months of 2002, the ARPU for paging user was RMB 7.2.

Capabilities of network infrastructure strengthened
The Group has constructed a high-speed and reliable long distance backbone transmission network and has formed a nationwide transmission network system with high capacity that has become the base for the Group's various business developments. As of 30 June 2002, the optical fibre transmission network reached 319 regions and cities with total length expanding to 410,000 km, of which our long distance optical fibre backbone transmission network accounted for 96,000 km.

With regard to the Group's future development on cellular business, particularly the business strategy of CDMA service, Mr. Yang Xian Zu, Chairman of the Board of Directors, Executive Director and CEO of China Unicom said, "Being a mature and stable business, GSM service will remain the principal source of the Group's operating revenue and profit. Launching our CDMA business was a strategic decision to establish a leading position in the market. Our CDMA network will be upgraded to CDMA 1X by the end of this year and in order to fully leverage on the advantage offered by CDMA 1X technology in providing ample mobile data services at medium-to-high speed, the Group will expedite the research and development of new CDMA services, introduce a variety of international collaboration in the form of proven data service applications, strengthen the coordination of every segment of the industry value chain and develop new profit growth drivers for cellular communications. During the second half of the year, in addition to normalizing market behavior, increasing the efforts in sales and marketing and continuously improving its network quality, the Group will enhance its service standard, actively launch value-added services and further control the operating costs effectively. Furthermore, our parent company will further decrease the CDMA network construction cost causing the Group's leasing fee per user to decline further. The Board of Directors believes that the CDMA business will see a rapid and healthy growth trend."

With regard to the progress of our parent company's A share issuance and the Company's acquisition of cellular business from the parent company, Mr. Yang stated, "China United Telecommunications Corporation, our parent company, is planning to issue A shares in mainland China to raise funds for part of our CDMA network construction. Furthermore, the Company is planning to acquire the quality assets of the cellular business in nine Chinese provinces and municipality, currently under the operation of our parent company." He believes that A shares issuance in China and the acquisitions by the Company of the above mentioned will be beneficial to the operation of the Group and will be in line with the interest of its shareholders. The Company will endeavor to improve the effectiveness of its investment and the return on equity in order to maximize shareholders' value. The Board of Directors expects that the Company will be in a position to pay final dividends for the year 2002.